EXHIBIT 99.1

Osisko and Franco-Nevada Acquire a Gold Stream on SolGold’s Cascabel Copper-Gold Project

MONTRÉAL, July 15, 2024 (GLOBE NEWSWIRE) -- Osisko Gold Royalties Ltd (the “Corporation” or “Osisko”) (OR: TSX & NYSE) is pleased to announce that its wholly-owned subsidiary, Osisko Bermuda Limited (“OBL”), in partnership with Franco-Nevada (Barbados) Corporation (“FNB”), a wholly-owned subsidiary of Franco-Nevada Corporation (“Franco-Nevada”) (FNV: TSX & NYSE), has entered into a definitive Purchase and Sale Agreement (Gold) (the “Gold Stream”) with SolGold plc and certain of its wholly-owned subsidiaries (collectively, “SolGold”) (SOLG: LSE & TSX), with reference to gold production from SolGold’s 100%-owned Cascabel copper-gold project located in Ecuador (the “Project” or “Cascabel”). Osisko also holds a 0.6% NSR royalty on Cascabel which it purchased from SolGold in 2022.

Pursuant to the terms of the Gold Stream, OBL and FNB (collectively, the “Stream Purchasers”) will make initial deposits totaling US$100 million to SolGold in three equal tranches to fund the Project’s pre-construction costs (the “Pre-Construction Deposit”). The first tranche of the Pre-Construction Deposit will be funded at closing, with the two subsequent tranches subject to the achievement of key development milestones.

Thereafter, the Stream Purchasers will make additional deposits totaling US$650 million to SolGold to fund construction costs once the Project is fully financed and further derisked (the “Construction Deposit”, and together with the Pre-Construction Deposit, the “Deposit”). OBL will provide 30% of the Deposit in exchange for a 30% interest in the Gold Stream and FNB will provide 70% of the Deposit in exchange for a 70% interest in the Gold Stream.

Jason Attew, President & CEO of Osisko commented: “Cascabel is a world-class copper-gold project that has the potential to become a multi-generational mine. SolGold’s focus on sustainable development has generated very strong support from the Government of Ecuador and the local communities near the Project. This new stream investment, which complements Osisko’s existing royalty on Cascabel, further enhances Osisko’s peer leading growth profile at an attractive rate of return. We are excited to be partnering with Franco-Nevada to continue to support SolGold and the development of this exceptional asset.”

INVESTMENT HIGHLIGHTS

  Increasing Exposure to a Long Life, Tier-1i Copper-Gold Asset
    Cascabel represents one of the most significant copper-gold discoveries in recent history and one of the few long life, high production projects that is not currently owned by a major mining company.
    The 2024 pre-feasibility study for the Project’s Alpala deposit (the “2024 PFS”) estimates total production over an initial 28-year mine life of 2.9 million tonnes of copper, 6.9 million ounces of gold and 18.4 million ounces of silver at an all-in sustaining cost of US$0.69 per pound of copper, placing it in the 1st quartile on the global copper mine cost curve.
    The Exploitation Contract signed with the Government of Ecuador on June 5, 2024 outlines the fiscal and legal frameworks for the development of Cascabel.
    SolGold has demonstrated a strong commitment to responsible and sustainable operating practices, with the aim of establishing one of the lowest carbon footprint copper mines globally.
  Potential to Materially Extend Mine Life through Near-Mine Exploration
    The initial 28-year mine life outlined in the 2024 PFS only considers the exploitation of 18% of the Measured and Indicated Mineral Resources from the Alpala deposit.
    There are numerous regional exploration targets that have similar geophysical and geochemical characteristics to Cascabel’s known mineralized porphyry clusters.
    The Tandayama-America deposit, located just 3km north of the Alpala deposit, has the potential to be exploited by open-pit mining methods and could provide additional mill feed and project development flexibility.
  Robust Gold Stream with Phased Investment as Project Advances
    Based on the 2024 PFS, annual deliveries to OBL over the initial 28-year mine life are expected to average approximately 12,000 gold equivalent ounces (“GEOs”), including an average of approximately 23,000 GEOs per annum for the first 10 years.
    OBL’s investment is staged and based on the achievement of key development milestones, with US$30 million available pre-construction and the balance available for construction once the Project is further derisked and fully financed.
    The Gold Stream includes adjustment mechanisms to preserve the economics to the Stream Purchasers in the event of changes to the scale of the Project or timeline of development.

STREAM DETAILS (ATTRIBUTABLE TO OBL)

  Pre-Construction Deposit: OBL will make initial cash deposits totaling US$30 million to SolGold to fund pre-construction costs of the Project, including:
    US$10 million on closing; and
    two additional staged deposits of US$10 million each, subject to satisfaction of key development milestones and other conditions precedent.
  Construction Deposit: OBL will provide additional deposits to SolGold totaling US$195 million to fund construction costs of the Project, subject to customary conditions including execution by SolGold of an Investment Protection Agreement with the Government of Ecuador related to the construction and development of the Project, receipt of all material permits, a board-approved construction decision and the balance of the construction financing being available.
  Streamed Metal: OBL will purchase refined gold equal to 6% of the contained gold produced from the Project until 225,000 ounces of gold have been delivered to it, and 3.6% thereafter for the remaining life of the mine. Over the initial 28-year mine life, SolGold estimates contained gold production from the Project to average approximately 253,000 ounces per annum, including an average of approximately 392,000 ounces per annum for the first 10 years.
  Production Payments: OBL will make ongoing cash payments for refined gold delivered equal to 20% of the spot price of gold at the time of delivery.
  SolGold Change of Control: In the event of a change of control of SolGold:
    the Stream Purchasers have the option to terminate the Gold Stream and receive repayment of the Deposit that has been advanced by such date plus a return (the “Purchaser Termination Option”); or
    if the Purchaser Termination Option is not exercised, then:
      prior to the third anniversary of closing, an acquiror of SolGold shall have the one-time right to repurchase 50% of the Gold Stream; or
      subsequent to the third anniversary of closing but prior to the fifth anniversary of closing, an acquiror of SolGold shall have the one-time right to repurchase 33% of the Gold Stream, in each case, for a one-time payment of gold equal to 50% or 33% (as applicable) of the then advanced amount of the Deposit plus an amount equating to a 15% internal rate of return on the portion of the Deposit being bought back, plus a change of control fee.
  Other Considerations:
    OBL has agreed to commit funds to support environmental and social initiatives being advanced by SolGold in relation to the Project.
    The Gold Stream is referenced to production from the entire Cascabel concession as well as any production from other properties owned by SolGold that is processed through the Cascabel plant and associated facilities.
    SolGold has granted the Stream Purchasers a right of first refusal in respect of the sale or transfer of any royalty, stream or similar interest in the Project.
    SolGold and certain of its subsidiaries have provided the Stream Purchasers with corporate guarantees and security over their assets related to the Project.

CASCABEL PROJECT OVERVIEW

Cascabel hosts one of the largest undeveloped copper-gold mineral resources in the world. The Project is located in the Imbabura province of northern Ecuador, approximately 100 kilometers (“km”) north of the capital city of Quito and 50 km north-northwest of the provincial capital of Ibarra, and is in proximity to power, water and deep-water port infrastructure.

Three significant deposits have been identified thus far at Cascabel, namely the Alpala porphyry copper-gold-silver deposit, the Tandayama-America porphyry copper-gold deposit, and the Aguinaga porphyry copper-gold deposit. These mineralised systems are hosted within the Andean Porphyry Belt that extends from southern Chile right through to Ecuador and Colombia to Panama. The Andean Porphyry Belt hosts the largest concentrations of copper in the world, including numerous deposits with active mining operations.

In March 2024, SolGold released the results of the 2024 PFS for the Alpala deposit at Cascabel. The 2024 PFS outlined an initial 28-year mine life based on the exploitation of only 18% of the Alpala Measured and Indicated Mineral Resource. The 2024 PFS envisages the phased development of an underground mine exploited using the block caving mining method. The target extraction rate in phase one is estimated to be approximately 12 million tonnes per annum, with production expanding to 24 million tonnes per annum in year six of the mine life. The proposed process flowsheet includes a conventional copper-gold flotation process consisting of a single rougher stage and a multi-stage cleaning circuit to produce a clean copper-gold-silver concentrate. Over the current life of mine, the plant is expected to produce 2.9 million tonnes of copper, 6.9 million ounces of gold and 18.4 million ounces of silver.

In June 2024, SolGold announced the signing of the Exploitation Contract for Cascabel with the Government of Ecuador. The Exploitation Contract and existing legislation and regulations establish the legal and financial terms and conditions required for the Project's development.

SolGold has made considerable efforts to undertake environmental studies and community engagement to facilitate the advancement of the Project. Several environmental baseline studies have been initiated in support of future permitting associated with mine development and submission of an Environmental and Social Impact Assessment. Cascabel is expected to bring substantial long-term benefits to the Ecuadorian economy and local communities through significant investment, job creation, and sustainable growth.

For more information, please refer to SolGold’s continuous disclosure documents filed on SEDAR+ at www.sedarplus.ca.

About SolGold plc

SolGold is a leading resources company focused on the discovery, definition and development of world-class copper and gold deposits. SolGold operates with transparency and in accordance with international best practices. SolGold is committed to delivering value to its shareholders while simultaneously providing economic and social benefits to impacted communities, fostering a healthy and safe workplace, and minimizing environmental impact.

For more information, please visit SolGold’s corporate website at https://solgold.com.au/.

Qualified Person

The scientific and technical content of this news release has been reviewed and approved by Guy Desharnais, Ph.D., P.Geo., Vice President, Project Evaluation at Osisko Gold Royalties Ltd, who is a “qualified person” as defined by National Instrument 43-101 – Standards of Disclosure for Mineral Projects.

About Osisko Gold Royalties Ltd

Osisko is an intermediate precious metal royalty company focused on the Americas that commenced activities in June 2014. Osisko holds a North American focused portfolio of over 185 royalties, streams and precious metal offtakes. Osisko’s portfolio is anchored by its cornerstone asset, a 3-5% net smelter return royalty on the Canadian Malartic Complex, which is home to one of Canada’s largest gold mines.

Osisko Gold Royalties Ltd 1100, av. des Canadiens-de-Montreal Suite 300, P.O. Box 211 Montreal, QC, H3B 2S2	Osisko Bermuda Limited Cumberland House 1 Victoria Street, 5th Floor Hamilton HM11 Bermuda

For further information, please contact Osisko Gold Royalties Ltd:
Grant Moenting Vice President, Capital Markets Tel: (514) 940-0670 x116 Cell: (365) 275-1954 Email: gmoenting@osiskogr.com	Heather Taylor Vice President, Sustainability and Communications Tel: (514) 940-0670 x105 Email: htaylor@osiskogr.com

Cautionary Statement Regarding Forward-looking Statements

Certain statements contained in this press release may be deemed “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking statements are statements other than statements of historical fact, that address, without limitation, future events, and in particular that the potential of the Project to become a multi-generational mine and to generate attractive returns, that the project will continue to be developed in accordance with the 2024 PFS, that the hypothesis and conclusion of the 2024 PFS will be confirmed by additional technical studies, that sustainable mining practices will be implemented at the Project, that regional exploration will be successful and that additional deposits will be found or will provide additional mill feed, that expected deliveries to OBL will be met, that all conditions will be met to release all tranches of the Deposit, the occurrence of a change of control of SolGold, that the right of first refusal granted by SolGold to the Purchaser will ever be exercised, that the expected benefits of the Project to the Ecuadorian economy will materialize, production estimates of Osisko’s assets (including increase of production), timely developments of mining properties over which Osisko has royalties, streams, offtakes and investments, management’s expectations regarding Osisko’s growth, results of operations, estimated future revenues, production costs, carrying value of assets, ability to continue to pay dividend, requirements for additional capital, business prospects and opportunities future demand for and fluctuation of prices of commodities (including outlook on gold, silver, diamonds, other commodities) currency markets and general market conditions. In addition, statements and estimates (including data in tables) relating to mineral reserves and resources and gold equivalent ounces are forward-looking statements, as they involve implied assessment, based on certain estimates and assumptions, and no assurance can be given that the estimates will be realized. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “intends”, “estimates”, “projects”, “potential”, “scheduled” and similar expressions or variations (including negative variations), or that events or conditions “will”, “would”, “may”, “could” or “should” occur. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors, most of which are beyond the control of Osisko, and actual results may accordingly differ materially from those in forward-looking statements. Such risk factors include, without limitation, (i) with respect to properties in which Osisko holds a royalty, stream or other interest; risks related to: (a) the operators of the properties, (b) timely development, permitting, construction, commencement of production, ramp-up (including operating and technical challenges), (c) differences in rate and timing of production from resource estimates or production forecasts by operators, (d) differences in conversion rate from resources to reserves and ability to replace resources, (e) the unfavorable outcome of any challenges or litigation relating title, permit or license, (f) hazards and uncertainty associated with the business of exploring, development and mining including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters or civil unrest or other uninsured risks; (g) that further technical studies materially depart from the 2024 PFS; (ii) with respect to external factors: (a) fluctuations in the prices of the commodities that drive royalties, streams, offtakes and investments held by Osisko, (b) fluctuations in the value of the Canadian dollar relative to the U.S. dollar, (c) regulatory changes by national and local governments, including permitting and licensing regimes and taxation policies; regulations and political or economic developments in any of the countries where properties in which Osisko holds a royalty, stream or other interest are located or through which they are held, (d) continued availability of capital and financing and general economic, market or business conditions, (e) responses of relevant governments to infectious diseases outbreaks and the effectiveness of such response and the potential impact of such outbreaks on Osisko’s business, operations and financial condition;(iii) with respect to internal factors: (a) business opportunities that may or not become available to, or are pursued by Osisko or (b) the integration of acquired assets, (c) the determination of Osisko’s PFIC status (d) Osisko’s ability to deliver on its climate strategy. The forward-looking statements contained in this press release are based upon assumptions management believes to be reasonable, including, without limitation: the absence of significant change in the Corporation’s ongoing income and assets relating to determination of its Passive Foreign Investment Company (“PFIC”) status; the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended and, with respect to properties in which Osisko holds a royalty, stream or other interest, (i) the ongoing development and operation of the properties by the owners or operators of such properties in a manner consistent with past practice and with public disclosure (including forecast of production), (ii) the accuracy of public statements and disclosures made by the owners or operators of such underlying properties (including expectations for the development of underlying properties that are not yet in production), (iii) no adverse development in respect of any significant property, (iv) that statements and estimates relating to mineral reserves and resources by owners and operators are accurate and (v) the implementation of an adequate plan for integration of acquired assets. All forward-looking statements contained in this press release are expressly qualified in their entirety by the cautionary statements contained or referred to in this section.

For additional information on risks, uncertainties and assumptions, please refer to the most recent Annual Information Form of Osisko filed on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov which also provides additional general assumptions in connection with these statements. Osisko cautions that the foregoing list of risk and uncertainties is not exhaustive. Investors and others should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. Osisko believes that the assumptions reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be accurate as actual results and prospective events could materially differ from those anticipated such the forward-looking statements and such forward-looking statements included in this press release are not guarantee of future performance and should not be unduly relied upon. These statements speak only as of the date of this press release. In this press release, Osisko relies on information publicly disclosed by other issuers and third parties pertaining to its assets and, therefore, assumes no liability for such third-party public disclosure. Osisko undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by applicable law.

i Please see SolGold’s press release titled Key Financial Developments dated May 14, 2024 available on SolGold’s SEDAR+ profile at www.sedarplus.ca.